Filed pursuant to Rule 433

Registration Statement Nos. 333-142116 and 333-181500

(with respect to Final Pricing Terms related to US$750,000,000 and the Final Pricing Terms related to US$50,000,000)

each relating to the Preliminary Prospectus Supplement

dated May 9, 2013

FEDERATIVE REPUBLIC OF BRAZIL—FINAL PRICING TERMS

Issuer	Federative Republic of Brazil
Transaction	Re-opening of 2.625% Global Bonds due 2023
Ratings*	Baa2/BBB/BBB (Positive / Stable / Stable)
Distribution	SEC Registered
Amount Issued	US$50,000,000 (brings total size to US$2,150,000,000)
Gross Proceeds	US$49,473,000 (not including accrued interest)
Coupon	2.625% 30/360-day count basis
Maturity	January 5, 2023
Offering Price	98.946% (plus accrued interest totaling US$477,604.17 or US$9.55 per US$1,000 principal amount of global bonds from January 5, 2013 to, but not including, May 16, 2013)
Yield to Maturity	2.75%
Underwriting Fee	0.25%
Denominations (Min/Increments)	US$200,000/US$1,000
Interest Payment Dates	January 5 and July 5
First Interest Payment Date	July 5, 2013
Optional Redemption	The global bonds may be redeemed at the option of Brazil in whole or in part by paying a redemption price equal to the principal amount of the global bonds plus a Make-Whole Amount at the Treasury Rate plus 15 basis points plus accrued interest on the principal amount of the global bonds to the date of redemption.
Pricing Date	May 10, 2013 (Hong Kong time)
Settlement Date	May 16, 2013 (T+4)
CUSIP / ISIN	105756BU3 / US105756BU30
Listing	Euro MTF Market Luxembourg
Joint Bookrunners	Barclays Capital Inc. Citigroup Global Markets Inc.
Underwriting Commitments	Barclays Capital Inc.: US$25,000,000.00 Citigroup Global Markets Inc.: US$25,000,000.00

A preliminary prospectus supplement of Brazil accompanies this free-writing prospectus and is available from the SEC’s website at: http://www.sec.gov/Archives/edgar/data/205317/000119312513209303/d531974d424b5.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from your sales representative at Barclays Capital Inc., calling toll free at 1-888-603-5847 or at Citigroup Global Markets Inc., calling toll free at 1-877-858-5407.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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